April 25, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0405
Attention:     Lyn Shenk, Branch Chief
                       Division of Corporation Finance

RE:	Kandi Technologies Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 17, 2014
File No. 001-33997
Comment Letter dated April 11, 2014

Dear Ms. Shenk:

This letter is being furnished in response to comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter dated April 11, 2014 (the “Comment Letter”) to Kandi Technologies Group, Inc. (“Company”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed with the Commission on March 17, 2014 (the “Form 10-K”).

This letter provides the Company’s responses to the Staff's comments contained in the Comment Letter. The text of the Staff's comments is set forth in italics below, followed by the response of the Company.

Form 10-K for the Fiscal Year Ended December 31, 2013:

Item 1. Business, page 1

Customers, page 10

1.

We note your response to prior comment 1 and the disclosure included on pages 10 and F-24. However, your disclosure on page 53 stating that there were no transactions involving any of your current Directors or executive officers and there were no transactions involving other related persons is in contradiction. We believe that Elite Motorsports is a related party to you since its sole shareholder is the son of your Chairman and CEO. Any immediate family member of a director or executive officer, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of such director or executive officer, is considered a related party. Please revise this disclosure accordingly.

Response:	The Company acknowledges the contradiction in its disclosure under Item 13. Certain Relationships and Related Transactions, and Director Independence in the Form 10-K, and will revise such disclosure by amendment to the Form 10-K to be consistent with the disclosure currently on page 10 and F-24 of the Form 10-K. Such amendment will be filed promptly following the Company’s receipt from the Commission of notification that the Commission has no further comments with respect to the Form 10-K.

Management’s Discussion and Analysis, page 26

Overview, page 26

2.

In the second paragraph of the overview section, you present a non-GAAP net income increase of 23.9%. Please revise to include the comparable GAAP measure to balance the presentation. Conform elsewhere in your filing where non-GAAP measures are presented.

Response:	The Company will revise the last two sentences of the second paragraph under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operation – Overview” on page 26 of the Form 10-K to read as follows:

“However, the Company recorded a net loss of ($21,140,723) in 2013 compared to a net income of $6,049,479 in 2012, primarily due to a charge in the amount of ($16,647,283) in 2013, compared to an income of $1,986,063 in 2012, resulting from a change in the fair value of financial instruments and stock awards. Excluding the affects of the change in the fair value of financial instruments and stock awards in both 2012 and 2013, the Company recorded net income (non-GAAP) of $5,164,880 in 2013 compared to net income of $4,168,072 in 2012, or an increase (non-GAAP) of 23.9%.”

Such amendment will be promptly filed following the Company’s receipt from the Commission of notification that the Commission has no further comments with respect to the Form 10-K. The Company could not identify any other instances in which non-GAAP measures were presented in the form 10-K.

Revenues, page 28

EV Products, page 28

3.

Please tell us and disclose in greater detail your EV sharing project. Tell us who your business partners are that are helping you to build a network of public EV sharing stations and tell us how you recognize revenue from your EV sharing network.

Response:	Zhejiang ZuoZhongYou Electric Vehicle Service Co., Ltd. (“ZuoZhongYou”) is assisting the Company in the development of the public electric vehicle (“EV”) sharing stations. ZuoZhongYou is responsible for several aspects of the public EV sharing project, including: (i) launching the public EV sharing business; (ii) establishing a network of public EV sharing stations; (iii) investing in the construction of service facilities and parking facilities for the public EV sharing project; and (iv) providing services directly to customers who rent the EVs. Zhejiang Kandi Electric Vehicle Co., Ltd., a joint venture established by the Company and Geely Company (the “Joint Venture”), owns a 19% interest in ZuoZhongYou. The remaining 81% is owned by Jia Xing Jia Le Investment Partnership Enterprise, an entity which is unaffiliated with the Company.

The Company recognizes revenue from its EV sharing network when it sells the Semi- Knock Down (“SKD”) of an EV, a complete set of the main parts that can be assembled into whole vehicles, to Shanghai Maple Automobile Co., Ltd. (“Maple Auto”). Maple Auto, a 99% owned subsidiary of the Company’s business partner, Geely Automobile Holdings, then assembles the SKD into a complete vehicle and sells it to ZuoZhongYou. Revenue from the subsequent sale of the full vehicle to ZuoZhongYou by Maple Auto is not attributable to the Company.

The Company indirectly owns a 9.5% ownership interest in ZuoZhongYou through its 50% ownership in the Joint Venture. The revenue from car rentals belongs to ZuoZhongYou, not to the Company. Therefore, the sole source of revenue to the Company is from the sale to Maple Auto of the Company’s SKD of an EV.

An amendment to the Form 10-K to include this disclosure will be promptly filed following the Company’s receipt from the Commission of notification that the Commission has no further comments with respect to the Form 10-K.

Interest Income (Expense), Net, page 31

4.	Please quantify all factors contributing the change in interest income (expense) so your investors can see the contribution from each factor.

Response:	The Company’s total interest expense for the year ended December 31, 2013 was ($4,395,353), which included bank loan interest of ($2,302,389), bond interest of ($1,060,851) and discount interest of ($834,105) for bank notes and ($198,008) for borrowing interest paid to Kandi Group. For the year ended December 31, 2013, interest income received by the Company totaled $1,516,477, which included interest accrued from bank deposits of $324,319 and interest earned on note receivables of $1,192,158. An amendment to the Form 10-K quantifying all factors contributing to the change in interest income expense will be filed promptly following the Company’s receipt from the Commission of notification that the Commission has no further comments with respect to the Form 10-K.

Notes to Consolidated Financial Statements, page F-9

Note 19: Taxes, page F-32

(a) Corporate Income Tax, page F-32

5.

Please tell us and revise your disclosure to more clearly disclose how your effective income tax rate was reduced from 25% to 12.48%. Your disclosure appears to indicate that since you qualified as a high technology company in China, you are entitled to pay a reduced income tax rate of 15% but after combining the research and development tax credit of 25% on certain qualified research and development expenses, the final effective reduced income tax rate was 16.68% (an increase of 1.68%). It is not clear how the combined tax benefits were 50.1% or how the actual effective income tax rate was reduced from 25% to 12.48% of the 2013 taxable corporate income.

Response:	Chinese tax law prohibits combining the high technology reduction tax rate (“HTTR”) of 10% with the research and development tax credit (“RDTC”). Accordingly, the Company must first compute its 2013 RDTC. To do so, the Company calculates its research and development tax base (“RDTB”), which is equal to 50% of its 2013 allowable research and development expenses. The 2013 RDTC is equal to the RDTB multiplied by the Company’s corporate income tax rate of 25% (“CIT”), or 25% of the RDTB. Thus, the 2013 RDTC is equal to $463,066.

Next, the Company must calculate its 2013 HTTR. To do so, the Company must reduce its 2013 taxable income by the amount of its RDTB in order to calculate the adjusted taxable income tax base (“ATITB”). HTTR is equal to 10% of the ATITB, which for 2013 was equal to $915,363. Adding the 2013 HTTR to the 2013 RDTC yields a 2013 combined tax benefit of $1,378,429 (“CTB”). See the following reconciliation, which indicates the Company’s 2013 net corporate income tax after exclusion of the CTB.

Research and Development Tax Credit:

2013 Allowable Research and Development Tax Expenses	$3,704,531
Multiply by: 50% Research and Development Tax Base	$1,852,266
Multiply by: 25% Corporate Income Tax Rate	$463,066
2013 Research and Development Tax Credit	$463,066

High Technology Tax Reduction:
2013 Taxable Income	$11,005,893
Less: Avoidance of Double Tax Benefits	($1,852,266)
Adjusted High Technology Taxable Base	$9,153,627
2013 10% High Tech Tax Reduction	$915,363

Combined Tax Benefit:
2013 Research and Development Tax Credit	$463,066
2013 High Tech Tax Reduction	$915,363
2013 Combined Tax Benefit	$1,378,429

2013 Net Corporate Income Tax:
2013 Taxable Income	$11,005,893
Multiply by: 2013 25% Corporate Income Tax Rate	$2,751,473
Less: 2013 Combined Tax Benefit	($1,378,429)
2013 Net Corporate Income Tax After Exclusion of Combined Tax Benefit	$1,373,044

Since the amount of the Company’s corporate income tax due before reduction was $2,751,473 (the “2013 CIT Amount”), the RDTC will be $463,066 or 16.83% of the 2013 CIT Amount and the 2013 HTTR will be $915,363 or 33.27% of the 2013 CIT Amount. Accordingly, the 2013 CTB will be $1,378,429 or 50.1% of the 2013 CIT Amount.

The actual 2013 HTTR, which has not been adjusted for double tax benefits, would have been 10% of 2013 taxable income, or $1,100,589. As a result of the avoidance of Chinese double tax benefits policy, 2013 HTTR is reduced to 8.32% of 2013 taxable income, or $915,863.

An amendment to the Form 10-K to revise the Company’s disclosure relating to its effective income tax rate will be promptly filed following the Company’s receipt from the Commission of notification that the Commission has no further comments with respect to the Form 10-K.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert any Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at hxm@kandigroup.com, our Chief Financial Officer Emily Zhu at emily@kandigroup.com, or Elizabeth Fei Chen and Eric M. Hellige of Pryor Cashman LLP, outside counsel to the Company, at echen@pryorcashman.com (Tel: 212-326-0199) and ehellige@pryorcashman.com (Tel: 212-326-0846).

Very truly yours,

KANDI TECHNOLOGIES GROUP, INC.

By: /s/ Xiaoming Hu
       Xiaoming Hu
       Chairman & CEO

cc:	Xiaoming Hu, CEO, Kandi Technologies Group, Inc.
Emily Zhu, CFO, Kandi Technologies Group, Inc.
Elizabeth Fei Chen, Esq.
Eric M. Hellige, Esq.